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Anthony DeSimone, Masterworks <adesimone@masterworks.com>
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Hello Sam,

Today we're launching an offering from an artist we've never had on the platform before: Peter Doig.

He's an acclaimed painter with major museum prestige and impressive historical market stats. (Click here to see his Sharpe Ratio and $35M auction record.)

What's even more interesting about this artist is his path to prominence in the art world. (We're talking...Russian billionaires, prestigious museums, and...Harry Styles?)

- **In 2007**, Sotheby's projected Doig's *White Canoe* to sell for $1.5M. In a bidding war, the price skyrocketed to $11.3M and the rumored winner was a Russian billionaire...This sale made him Europe's 'most expensive' living painter at the time.
- **In 2014**, MoMA's collection of Doigs reached 33 artworks, including paintings, prints and drawings.
- **In 2021**, Doig had another record-breaking auction sale for $35M and designed an entire Dior collection. (Click here to see pics.)
- **In Feb 2023**, Doig had a playful social media exchange with celeb Harry Styles that went viral with the pop stars' fans, bringing him mainstream media attention.
- **In 2023**, Doig had two major exhibitions at prestigious museums: The Musee D'Orsay and the Courtauld Institute, where he hung alongside masters like Van Gogh and Monet.

Now, we're launching our first piece by Doig! The best part? We're offering the painting at a price 51% below its most recent similar sale.*



Sale Price (2024):
$1.3M



Our Offering:
$638k

Learn more about Peter Doig here and view the offering circular below for a full list of similar sales.

Thanks,

Anthony DeSimone

—

Investor Relations
MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, or investment advice. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure on Regulation A Offerings, Risks of Investing, Performance Metrics, Art Market Data, Progress Bar, and more visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

*In chronological order, other recent similar sales at auction include $571,500 (2023), $918,411 (2019), and $494,677 (2015). Although 'similar' paintings have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We cannot make any representation that any of the data is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data.

Record $35 million sale not included in set of similar works to the Offering which comprise paintings by Peter Doig with the following criteria: Paintings on canvas created before 2000 that feature houses and landscapes and measure between 10 inches by 10 inches and 30 inches by 30 inches, excluding works with prominent figures and monochrome works as well as and Buffalo station'77 (1998), Bird House (Small) (1995) and Bob's House (1994) for differences in quality.

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Past sales are not indicative of future results.

Celebrity affiliation with artist is not an endorsement of Masterworks or Masterworks Offerings.

Auction House estimates are based on the condition, rarity, quality and provenance of the lot and on prices recently paid at auction for similar property. Estimates can change. Neither you, nor anyone else, may rely on any estimate as a prediction or guarantee of the actual selling price of a lot or its value for any other purposes. Estimates do not reflect the final hammer price and do not include buyer's premium, or any applicable taxes or charges or artist's resale royalty.

Masterworks, LLC is located at 225 Liberty St, 29th Floor, New York, NY 10281.